

Chip Davis · 3rd

Executive Vice President at TradeAuthority, LLC dba Moxey

Baton Rouge, Louisiana, United States · Contact info

316 connections

 Moxey

 Louisiana State University

Experience



Executive Vice President
Moxey
Jan 2018 – Present · 4 yrs 1 mo
Baton Rouge, Louisiana Area

Formerly known as TradeAuthority a rebranding to Moxey occurred in late 2017. Chip stepped aside as CEO to allow Charlie Davis (no relation) to take over those reins. Chip still serves as an integral part of the corporate team and strategy.



President / CEO
TradeAuthority, LLC, dba Moxey
Jun 2010 – Present · 11 yrs 8 mos
Baton Rouge, LA

Chip is the original founder and visionary for TradeAuthority. He currently serves as CEO/President and is integrally involved in all aspects of the growth of the business.



President, Vice President, and Past President of Board of Directors
PartnersOne, Inc.
2000 – Present · 22 yrs



V.P., Executive Director, Co-Owner
Sylvan Learning Centers of BR
Aug 1985 – Oct 2009 · 24 yrs 3 mos
Baton Rouge, Louisiana Area

Education



Louisiana State University
BA, Vocal Music Performance
1979 – 1982



McNeese State University
Education
1976 – 1979



Sulphur High School
1974 – 1976